UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-37392

CUSIP NUMBER 03763A207

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D
	☐	Form N-CEN	☐	Form N-CSR

For Period Ended:	September 30, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______

Part I — Registrant Information

ZYVERSA THERAPEUTICS, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

2200 N. Commerce Parkway, Suite 208
Address of Principal Executive Office (Street and Number)

Weston, Florida 33326
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ZyVersa Therapeutics, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense.

The Company requires additional time to complete its management review of the Company’s quarter end consolidated financial statements and related disclosures.

The Company currently expects to file the Form 10-Q within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties, including statements regarding the Company’s expectations regarding the timing of filing its Form 10-Q on or before the fifth day following its prescribed due date (the “extension deadline”), the consistency of the financial statements in the Form 10-Q with the financial information in the earnings release and the completion of matters necessary to permit filing by the extension deadline. Such forward-looking statements are based on assumptions about many important factors that could cause actual results to differ materially from those in the forward-looking statements, including whether the Company will identify additional errors in previously issued financial statements and other risks identified in the Company’s most recent filing on Form 10-K and other SEC filings, all of which are available on the Company’s website. The Company can provide no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. The Company does not undertake to update its forward-looking statements unless otherwise required by the federal securities laws.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peter Wolfe	(754)	231-1688
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

The Company expects that the results of operations to be included in the Form 10-Q will reflect significant changes in the Company’s net loss from the corresponding period for the last fiscal year due to an $18.6 million non-cash impairment charge related to the Company’s in-process research and development.

ZYVERSA THERAPEUTICS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2025	By:	/s/ Peter Wolfe
Peter Wolfe
Chief Financial Officer